UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

International Microcomputer Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

459862306
(CUSIP Number)

December 31, 2000
(Date of Event which Requires
Filing of this Statement)


*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.459862306	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person		ROI Capital Management, Inc.
	IRS Identification No. of Above Person	68-0269547

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				567,390

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				567,390

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	567,390

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.9

12	Type of Reporting Person*

	CO, IA


CUSIP No. 459862306	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		Mark T. Boyer
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				567,390

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				567,390

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	567,390

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.9%

12	Type of Reporting Person*

	IN


CUSIP No. 459862306	SCHEDULE 13G	Page 4 of 7


1	Name of Reporting Person		Mitchell J. Soboleski
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				567,390

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				567,390

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	567,390

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.9

12	Type of Reporting Person*

	IN


CUSIP No. 459862306	SCHEDULE 13G	Page 5 of 7


Item 1(a).	Name of Issuer.

	International Microcomputer Software, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	75 Rowland Way, Novato, CA  94949

Item 2(a).	Names of Persons Filing.

	ROI Capital Management Inc., Mark T. Boyer and Mitchell J.
Soboleski.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of ROI Capital Management Inc., Mark
T. Boyer and Mitchell J. Soboleski is 17 E. Sir Francis Drake
Blvd., Suite 225, Larkspur, CA  94939.

Item 2(c).	Citizenship.

	ROI Capital Management, Inc. is a California corporation,
Mark T. Boyer and Mitchell J. Soboleski are citizens of the
United States of America.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	459862306

Item 3.	Type of Reporting Person.

	ROI Capital Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Mark T. Boyer and Mitchell J. Soboleski are the sole shareholders of ROI Capital Management, Inc.

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 459862306	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	ROI Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in items 5-9 and 11 of page two (2) of this Schedule G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, in which it also holds an ownership interest. Each person for whom ROI Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Mark T. Boyer and Mitchell J. Soboleski are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule
G pursuant to their ownership interests in ROI Capital
Management, Inc.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 459862306	SCHEDULE 13G	Page 7 of 7


Signature

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	May 8, 2001

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	Mark T. Boyer


DATED:	May 8, 2001

	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	Mitchell J. Soboleski


DATED:	May 8, 2001

	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:	Mitchell J. Soboleski
	Its:	Secretary